Exhibit 1.1

News Release
Director/PDMR Shareholding

RNS Number:  3244O
CSR plc
28 June 2010

CSR plc

(the Company)

Directors Dealing

Announcement of the disposal of ordinary shares in the Company

The Company announces that between Thursday 24 and Friday 25 June 2010, Mr Diosdado Banatao, a non-executive director of the Company, sold a total of 400,000 ordinary shares in the Company at a price range between £3.874 and £4.144 per share. Mr Banatao's total shareholding in the Company following this disposal is 1,190,049 ordinary shares.

Ends